Exhibit 99.1

OBSIDIAN ENERGY COMMENTS ON STATEMENT BY FRONTFOUR CAPITAL GROUP LLC

CALGARY, January 17, 2018 – OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) confirms it is aware of a statement by FrontFour Capital Group LLC (“FrontFour”) regarding their views on the direction of the Company.

Obsidian Energy’s corporate strategy is well defined and has the unanimous support of the Board of Directors (the “Board”). We have been organically growing the Company through the combination of sustaining a low decline production base and leveraging significant development optionality. The Company delivered strong results throughout the past year, and provided an operational update earlier this week that confirms the business plan is working. Those operational successes, along with our highly capital efficient 2018 plans, are a product of robust capital planning and a project review process with both Management and the Board. A change of course would hinder Obsidian Energy’s progress and ability to deliver on the value maximizing efforts already underway.

As part of our active and ongoing communications with all stakeholders, Obsidian Energy’s Board and Management appreciate constructive shareholder input and take all views seriously. We received a letter from FrontFour in early October, which contained ideas we had already been pursuing for several months. In addition, we received a second letter from FrontFour in mid-December threatening “more aggressive public action”, unless we agreed to the addition of a mutually agreed upon Director to the Board.

In the interest of avoiding a costly and distracting proxy fight and as part of the Board’s ongoing renewal process, our Board expressed a willingness to work with FrontFour regarding their views on Board composition. FrontFour had previously introduced the idea of Mr. Gordon Ritchie as a Board member, a suggestion our Board unanimously embraced due to the experience and credibility of Mr. Ritchie. Mr. Ritchie was appointed to the Board in December.

Concurrently, the Board interviewed candidates proposed by FrontFour and mutually agreed to the addition of one of those individuals. The appointment was accompanied with the same standstill agreement executed by our latest Board addition, Mr. Edward (Ed) H. Kernaghan. Despite extensive negotiations, FrontFour was unwilling to execute the agreement. As a result, we were unable to add the mutually agreed upon candidate to the Board.

One of the primary roles of our Board is to represent the interests of all shareholders. As indicated by our recent appointment of Mr. Kernaghan, our largest shareholder, we are supportive of ownership representation on the Board. Obsidian Energy’s Board is now comprised of nine highly qualified and experienced directors, eight of whom are independent, including the Acting Chair. As part of our ongoing Board and governance process, the Governance Committee will nominate directors in advance of the Annual General Meeting that it believes will serve in the best interests of all shareholders.

We look forward to continuing to deliver strong results on behalf of shareholders.

Obsidian Energy shares are listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol “OBE”.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com

KINGSDALE ADVISORS: Ian Robertson, Executive Vice President, Communication Strategy. Direct: 416-867-2333, Cell: 647-621-2646, E-mail: irobertson@kingsdaleadvisors.com

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”,

“should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will have highly capital efficient 2018 plans due to robust capital planning and a project review process with both management and the Board; that a change of course would hinder Obsidian Energy’s progress and ability to deliver on the value maximizing efforts already underway; that the Governance Committee will nominate directors in advance of the annual general meeting that it believes will serve in the best interests of all shareholders; and that we look forward to continuing to deliver results on behalf of all shareholders.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.